Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	Ratio of Earnings to Fixed Charges
	(Dollars in thousands, except ratio)
	2002	2001	2000	1999	1998

		(Restated)	(Restated)	(Restated)	(Restated)
Earnings:
Pretax Income	$32,824	$(9,093)	$24,915	$36,748	$31,779
Interest	29,200	37,887	37,523	28,573	20,506
Interest in leases	2,002	2,012	1,719	1,548	1,507
Amortization of capitalized interest	434	409	338	242	190

	$64,460	$31,215	$64,495	$67,111	$53,982

Fixed Charges:
Interest	$29,200	$37,887	$37,523	$28,573	$20,506
Capitalized interest	7	513	895	1,032	1,215
Interest in leases	2,002	2,012	1,719	1,548	1,507
Amortization of capitalized interest	434	409	338	242	190

	$31,643	$40,821	$40,475	$31,395	$23,418

Ratio:	2.0x	—	1.6x	2.1x	2.3x

Note: For the year ended December 31, 2001, fixed charges exceeded earnings by approximately $9.6 million.